Colfax Corporation
8730 Stony Point Parkway
Suite 150
Richmond, VA  23235
USA
Tel:  (804) 560-4070
Fax:  (804) 560-4076
www.colfaxcorp.com

July 7, 2010

Mr. Gary Todd
Reviewing Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Colfax Corporation Form 10-K for the fiscal year ended December 31, 2009 Filed February 25, 2010 File No. 001-34045

Dear Mr. Todd:

Colfax Corporation (the “Company”) received the staff’s letter dated June 25, 2010, which provided comments on the above-referenced document.  References to the Company in the response refer to Colfax Corporation and its consolidated subsidiaries.  This response letter has been filed on EDGAR.

In connection with responding to the staff’s comments, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the staff’s comments are set forth below and are followed by the Company’s responses.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Financial Statements

Note 18.  Commitments and Contingencies, page 74

1.
We note that the average cost of resolved claims more than doubled from $5,378 in 2008 to $11,106 in 2009.  Please describe to us the specific factors leading to the significant increase in the average cost of resolved claims.

Response
As described in Note 18, the annual average settlement payment per asbestos claimant fluctuates based upon, among other things, the number and type of claims settled in a particular period and the jurisdiction in which claims arise.  In 2009, the mix of resolved claims shifted towards high dollar value mesothelioma claims and away from dismissals with no dollar value, resulting in an increase in the average cost of resolved claims compared to 2008.

In future filings, we will describe the specific factors leading to any significant changes in average settlement costs.

2.
We also see that the liabilities for unresolved claims significantly increased in 2009 while the number of unresolved cases declined by approximately 10,000 cases, or nearly 30%.  In light of the decrease in the number of cases, please describe to us the specific factors leading to the increased liability.

Response
The table referenced in our filing includes asserted claims only.  A significant portion of our liability also results from management’s estimate of unasserted claims.  As disclosed in our footnotes and within our Critical Accounting Policies in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, this estimate is based upon the Nicholson methodology.  This methodology is the standard approach used by most experts, and as outlined further in response to comment 3 below, certain conclusions reached as part of this methodology can have a significant impact upon the recorded liability. Due to the timing of settlements, the alleged disease mix of existing claims and that a significant portion of the liability relates to claims expected to be received in the future; there is no direct correlation between existing claims and the recorded liability. The specific factors leading to the increased liability are described in the Company’s response to comment 3, below.

3.
As a related matter, we refer to the discussion of the $11.6 million pretax charge in the third quarter of 2009.  Please further describe to us the analysis and changes in assumptions leading to the $111.3 increase in recorded liabilities.  Furthermore, describe how you were able to conclude that the increase in liabilities would be “offset by expected insurance recoveries of $99.7 million.”

Response
As outlined in Note 18 and our Critical Accounting Policies in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations of our 2009 Annual Report on Form 10-K, we believe that we can reasonably estimate the asbestos-related liability for pending and future claims that will be resolved in the next 15 years.  While it is reasonably possible that the affected subsidiaries will incur costs after this period, we do not believe the reasonably possible loss or range of reasonably possible loss is estimable at the current time.

The Company projects future asbestos-related liability costs using the Nicholson methodology. The Nicholson methodology is the standard approach used by most experts and has been accepted by numerous courts. This methodology is based upon risk equations, exposed population estimates, mortality rates, and other demographic statistics. In applying the Nicholson methodology the Company performed: 1) an analysis of the estimated population likely to have been exposed or claim to have been exposed to products manufactured by the subsidiaries based upon national studies undertaken of the population of workers believed to have been exposed to asbestos; 2) the use of epidemiological and demographic studies to estimate the number of potentially exposed people that would be likely to develop asbestos-related diseases in each year; 3) an analysis of the affected subsidiaries’ recent claims history to estimate likely filing rates for these diseases; and 4) an analysis of the historical asbestos liability costs to develop average values, which vary by disease type, jurisdiction and the nature of claim, to determine an estimate of costs likely to be associated with currently pending and projected asbestos claims.

On a quarterly basis the Company with the aid of an outside expert, performs an analysis of claims data in accordance with the Nicholson methodology as described above. Based upon the results of this analysis, management records its best estimate for the future asbestos-related liability costs with regard to pending and future unasserted claims.

During the third quarter of 2009, our analysis of claims data including filing and dismissal rates, alleged disease mix, filing jurisdiction, as well as settlement values resulted in the determination a significant increase had occurred in management’s estimate of the future asbestos-related liability costs.  The data analyzed during the third quarter analysis, as opposed to the results of the immediately preceding quarters, reflected a statistically significant increase in the number of mesothelioma claims filings had occurred for both subsidiaries, which the Company expects to continue. Based on the results of this third quarter 2009 analysis, the Company determined it should revise its estimate for pending and future claims. The new estimate, prepared with the aid of an expert, resulted in an increase to the liability of $111.3 million.

Each of the Company’s subsidiaries with asbestos-related claims has separate substantial insurance coverage. As stated in the Company’s response to previous staff comments, submitted on March 11, 2008, no dispute exists with our carriers as to whether coverage exists for these asbestos claims.  In order to determine the expected insurance recovery, the Company, with the assistance of outside experts, assessed the subsidiaries’ existing insurance arrangements and agreements, determined the applicability of insurance coverage for existing and expected future claims, analyzed publicly available information bearing on the current creditworthiness and solvency of the various insurers and employed such insurance allocation methodologies as the Company believed appropriate to ascertain the probable insurance recoveries for asbestos liabilities. The analysis took into account self-insurance reserves, policy exclusions, liability caps and gaps in the Company’s coverage, allocation agreements, indemnity arrangements with third-parties, existing and potential insolvencies of insurers as well as how legal and defense costs will be covered under the insurance policies.  This analysis was performed factoring in the prevailing loss allocation laws in each jurisdiction for which the Company has claims estimated.

For one subsidiary, the Delaware Court of Chancery ruled that asbestos-related costs should be allocated among excess insurers using an “all sums” allocation and that the subsidiary has rights to excess insurance policies purchased by a former owner of the business.  For the other subsidiary it was determined by court ruling that the allocation methodology mandated by the New Jersey courts will apply. This allocation methodology, referred to as the Carter-Wallace methodology, was applied in the New Jersey Supreme Court in the case of Carter-Wallace, Inc. v. Admiral Ins. Co., 154 N.J. 312 (N.J. 1998).

The Company, with the aid of an outside expert, calculated the expected insurance recovery under each of these allocation methodologies and determined that it expects to recover from its insurers $99.7 million of the $111.3 million of increased asbestos-related liabilities.

Item 10.  Directors, Executive Officers and Corporate Governance, page 79

4.
We refer to your disclosure on page 3 of the definitive proxy statement that you have incorporated by reference to your Form 10-K.  While we note that the nominating and corporate governance committee considers diversity with respect to “geography, gender and ethnicity” in seeking potential directors, please expand your disclosure in future filings to describe more specifically how the committee considers diversity in identifying nominees for director.  Please also tell us whether the committee has a policy with regard to consideration of diversity in identifying director nominees; if so, please describe in your response and expand future filings to describe how this policy is implemented and how the committee assesses the effectiveness of the policy.

Response
The Nominating and Corporate Governance Committee (the “Nominating Committee”) does not at this time have a formal separate policy with regard to the consideration of diversity in identifying director nominees.  However, the Nominating Committee’s charter recognizes diversity as one of the criteria for consideration in selecting nominees.  In all discussions concerning nominations and potential director appointments, the Nominating Committee has paid particular attention to diversity and given careful consideration to “geography, gender and ethnicity” together with all other qualifying attributes.  For example, the Nominating Committee gave significant weight to gender diversity in considering the most recent addition to the Board.  In future filings we will expand our disclosure to describe more specifically how the Nominating Committee considers diversity in identifying nominees for director.

Item 11. Executive Compensation, page 79

5.
We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s).  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

Response
Taking into consideration the nature of the business, which is primarily the manufacture and sale of fluid handling products, including pumps, fluid handling systems and valves, management with oversight from the Compensation Committee reviewed our compensation policies and practices and the design of our overall compensation program in relation to risk management practices and risk-taking incentives. This assessment included a review of the primary elements of our compensation program (base salary, annual incentive plan and long-term incentives) in light of potential risks.   For each of these components, the assessment determined that the design and operation of each component did not heighten risks to the Company:

•	Base Salary — Base salary levels are reviewed annually by the Compensation Committee and are not subject to incentive-based increases.
•
Annual Incentive Plan — Annual incentive plan targets are linked to stated goals in key areas of operational and financial performance.  These metrics are designed to enhance long-term growth and shareholder value.  Individual personal goals, which collectively account for 30% or less of the annual incentive plan, are not material to the annual incentive plan and no one factor materially affects the total potential amount of bonus awarded.

•
Long-Term Incentives — Stock options and performance-based restricted stock unit awards are used to align executive compensation with the interests of shareholders by encouraging long-term improvement in operational and financial performance and as such, does not subject the Company to heightened risks.

The Compensation Committee reviewed with management the results of this assessment at its meeting in February 2010.  At a Board meeting held thereafter, the Compensation Committee reported to the full Board on this review, noting that none of the Company’s compensation policies, in the judgment of the Committee, created heightened risk.  Based on this review, we concluded that the risks arising from the compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

6.
We note from page 14 of your definitive proxy statement that you reviewed survey data from peer companies in determining executive compensation in 2009.  In future filings, as applicable, please expand your disclosure to explain how the compensation committee used this information to make compensation decisions.  For example, was compensation adjusted after reviewing the information?

Response
In future filings, to the extent the Compensation Committee uses survey data from peer companies in determining executive compensation, we will expand our disclosure to describe more specifically how the Compensation Committee used this information in making compensation decisions.

If you have any questions or require further information, please call me at (804) 327-5668 or fax me at (804) 560-4076.

Sincerely,

/s/ G. SCOTT FAISON
G. Scott Faison
Senior Vice President, Finance and Chief Financial Officer